                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549                      OMB APPROVAL
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 1994
                     SCHEDULE 13D                      Estimated average burden
      UNDER THE SECURITIES EXCHANGE ACT OF 1934        hours per form .....14.90
                  (AMENDMENT NO. 7)*



                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G73 42H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

RICHARD H. PICKUP, c/o  WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR.,
          SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660, (714) 759-1311
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 2, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 7


CUSIP No.     G73 42H10 7                                      PAGE 2 OF 9 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dito Devcar Corp., a Nevada corporation, #88-0294385
      Pickup Family Trust, #33-6123575
      Dito Devcar L.P., a Nevada limited partnership, #88-0294387
      TMP Charitable Trust, #88-6055770
      DRP Charitable Trust, #88-6055771
      Dito Caree L.P., a Nevada limited partnersip, #88-0302506
      Pickup Charitable Unitrust II, #33-0563297
      TD Investments LLC, a Nevada limited liability company, #88-0370064 Richard H. Pickup, an individual, ####-##-####
      BP Ventures, LLC, a Nevada limited liability company, #86-0845227
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF and WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Richard H. Pickup is an individual maintaining a California residence and is a citizen of the United States. Each of the other reporting entities were organized under and pursuant to the laws of the State of Nevada.
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                      7   SOLE VOTING POWER
                          Dito Devcar Corp.: 2,390,000
                          Pickup Family Trust: 250,600
                          TMP Charitable Trust: 25,000
                          Dito Caree L.P.: 984,000
                          DRP Charitable Trust: 25,000
                          Dito Devcar L.P.: 135,000
                          Pickup Charitable Unitrust II: 70,000
                          TD Investments LLC: 1,000,000
                          BP Ventures LLC: 534,118
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NONE
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (SEE ITEM 7 ABOVE)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NONE
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE)  TOTAL OWNED:  5,413,718
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Dito Devcar Corp. - 11.52%
      Pickup Family Trust - 1.20%
      DRP Charitable Trust - .12%
      TMP Charitable Trust - .12%
      Dito Devcar L.P. - .65%
      Dito Caree L.P. - 4.73%
      TD Investments LLC - 4.82%
      Pickup Charitable Unitrust II - .33%
      BP Ventures LLC - 2.57%
      TOTAL - 26.06%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      Richard H. Pickup - IN
      Dito Devcar Corp - CO
      Pickup Family Trust - CO
      DRP Charitable Trust - CO
      TMP Charitable Trust - CO
      Dito Devcar L.P. - CO
      Dito Caree L.P. - CO
      TD Investments LLC - CO
      Pickup Charitable Unitrust II - CO
      BP Ventures LLC - CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                          AMENDMENT 7 TO SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This Statement, as Amendment No. 7 to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADAF.

ITEM 2.   IDENTITY AND BACKGROUND

          This Amendment No. 7 is filed as an amendment to an originally filed Scheduled 13D, dated June 15, 1995, and is further amended by Amendment Nos. 1, 2, 3, 4, 5, and 6 heretofore filed. As noted in the Schedule 13D and each of the amendments thereto, each of the filing entities herein, specifically, Dito Devcar Corporation, a Nevada corporation ("Dito"), Dito Devcar, LP, a Nevada limited partnership ("LP"), the DRP Charitable Trust ("DRP Trust"), TMP Charitable Trust ("TMP Trust"), Dito Caree, LP, a Nevada limited partnership, Pickup Family Trust, Pickup Charitable Unitrust II, and TD Investments, LLC are record holders of Shares, and each of those entities, as identified in the
Schedule 13D and amendments thereto, is directly or indirectly controlled or operating for the benefit of an individual, Mr. Richard H. Pickup. In addition to those entities heretofore identified, an additional entity, BP Ventures, LLC, a Nevada limited liability company ("BP"), although previously identified in the
Schedule 13D, has not been previously designated as a reporting person, however, by reason of the transaction disclosed hereinbelow, BP is now acknowledged to be a member of the group and, therefore, has become a reporting person under this Amendment 7 to the Schedule 13D. As has further been acknowledged in the
Schedule 13D and the amendments thereto, each of the entities represents a "group," although no formal arrangements, agreements or understandings have, at any time, been entered into between Mr. Pickup and any of the entities identified herein, nor as between any of the entities identified herein, and currently there is no agreement or understanding relating to the holding or voting of Shares. This Amendment No. 7 is filed to disclose additional acquisitions of Shares by one of the reporting entities, the Pickup Family Trust, which acquisitions have occurred within the last sixty (60) days, and shall further report a reorganization of BP, which has resulted in that entity, and its holdings of Shares, being considered as a portion of this group (by reason of TD Investments, LLC, a reporting person herein and an owner of Shares, having now effectively becoming a controlling entity of BP Ventures, LLC).

          The total holdings of Shares owned by all the reporting entities identified in the Schedule 13D and amendments thereto exceed 10% of the issued and outstanding Shares of Radica.

          As has been previously noted in the Schedule 13D and amendments thereto, an entity known as BP held Shares of Radica, and certain loans made to BP had been made by TD Investments, LLC, as the lender. BP was an entity having been a filing person in a separately filed Schedule 13D, dated December 31, 1996, pursuant to which it was reported that BP was the owner of 550,000 Shares as a member of a group consisting of RAD Partners, LLC and the Lenawee Trust. As previously reported, BP was formed with Articles of Organization filed with the Nevada Secretary of State's office in December of 1996, and BP maintains its mailing address at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The sole managing individual for the limited liability company is Mr. Timothy R. Busch, an individual, who maintains offices at 3735

Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, and also maintains offices at 2532 Dupont Drive, Irvine, California 92612. As has also been noted, Mr. Busch acts as attorney and advisor to Mr. Pickup in various business matters. A portion of the proceeds utilized by BP to acquire Shares were acquired pursuant to a loan agreement with TD Investments, LLC, a reporting person herein.

          On or about July 1, 1998, a restructuring of BP did occur, and TD Investments did agree to contribute its loan obligations to BP in exchange for acquiring member ownership rights in BP, and simultaneously other then existing members of BP did receive distributions and redemptions from BP and, as a result of the reorganization transaction of July 1, 1998, the sole remaining member of BP and, therefore, the entity controlling BP is TD Investments, LLC, an entity acknowledged to be controlled by Mr. Pickup. At the conclusion of the reorganization transaction of July 1, 1998, BP did hold, and said entity continues to hold, ownership to 534,118 Shares. Each of those other entities and individuals as disclosed in the separate Schedule 13D as filed by Mr. Timothy R. Busch, and other entities, other than BP, including specifically RAD Partners, LLC and Lenawee Trust, are entities and individuals as to which members of this group specifically disaffirm any relationship as a group, and no agreements or understandings exist between any member of this group and either Mr. Busch and/or RAD Partners and/or Lenawee Trust concerning the Shares. Other than the reorganization disclosed herein, there exists no understandings, either written or oral, by and between BP, and any of the other reporting entities herein concerning the Shares, nor their voting nor any additional acquisition or disposition of Shares.

          As also noted above, the Pickup Family Trust did acquire, between August 28, 1998 and September 1, 1998, additional Shares, and the acquisition of those Shares are as disclosed in Item 5 hereinbelow.

          Over the past five (5) years, none of the filing persons nor any of the entities identified in the Schedule 13D, nor any trustee of a trust or general partner of a partnership, nor any manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Schedule 13D have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

          Although Mr. Richard H. Pickup is the controlling person, trustee or majority shareholder of each of the entities identified in the Schedule 13D, and it is acknowledged that he exercises sufficient control in order to consider each of the reporting entities to be treated as a "group," there exists no agreements or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Pickup concerning the Shares nor their holding, voting or acquisition or disposition of any Shares of Radica.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As previously reported, the Shares are acquired by means of private capital or working capital of the entities acquiring said Shares and no portions of said funds have been borrowed. All Shares of BP were acquired by working capital of that entity. All Shares as reported herein as acquired by the Pickup Family Trust, which transactions did occur subsequent to the most recent amendment to the Schedule 13D, represents working capital or capital contributions made to that entity.

ITEM 4.   PURPOSE OF TRANSACTION

          As previously reported, each member of the "group" controlled by Mr. Pickup has purchased Shares in Radica for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons in connection with the formation of any group or any group action. Shares acquired by the Pickup Family Trust were acquired for investment purposes of said Trust. None of the other filing persons has acquired or disposed of any Shares and the holdings of all filing persons are as reported in Item 5 hereinbelow.

          Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

          None of the filing persons has any present plans or proposals which may relate to or result in:

          A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

          B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

          C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

          D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

          E. Any material change in the present capitalization or dividend policy of the issuer.

          F. Any material change in the issuer's business or corporate structure.

          G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

          H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          J.   Any action similar to any of those enumerated above.

          Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          The interest in Shares and securities of Radica held by each of the filing persons is as follows:

          A.   Mr. Richard H. Pickup owns no Shares of Radica.

          B. Dito Devcar Corporation is currently the beneficial and record owner of 2,650,000 Shares, which represents approximately 12.76% of the issued and outstanding Shares of Radica. The percentage of Dito Devcar Shares and the percentage of Shares owned by all reporting persons herein are based upon a total of 20,761,200 Shares of Common Stock of Radica outstanding as reflected in Radica's most recent report as filed with the Securities and Exchange Commission.

          C. Dito-Caree, LP is the owner of 984,000 Shares. The percentage of Shares held by Dito-Caree, LP represents 4.73% of the issued and outstanding Shares of Radica based upon a total of 20,761,200 Shares outstanding.

          D. The DRP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The DRP Trust holdings constitute approximately .12% of all outstanding Radica Shares. All acquisitions by DRP Charitable Unitrust are as previously reported.

          E. The TMP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The TMP Trust holdings constitute approximately .12% of all outstanding Radica Shares. All acquisitions by TMP Charitable Unitrust are as previously reported.

          F. The Pickup Charitable Unitrust Trust II ("Trust II") acquired additional Shares as indicated hereinbelow, and is currently the beneficial and record holder of 70,000 Shares. The holdings of Trust II constitute approximately .33% of all outstanding Radica Shares.

          G. Dito Devcar LP is the beneficial and record holder of 135,000 Shares. LP's holdings constitute approximately .65% of all outstanding Radica Shares. All acquisitions by Dito Devcar LP are as previously reported.

          H. TD Investments LLC is the beneficial owner and record holder of 1,000,000 Shares. The holdings of TD Investments LLC constitute approximately 4.82% of all outstanding Radica Shares. All acquisitions by TD Investments LLC are as previously reported.

          I. BP Ventures, LLC is the beneficial owner and record holder of 534,118 Shares. The holdings of BP constitute approximately 2.57% of all outstanding Radica Shares. All acquisitions by BP are as previously reported.

          J. The Pickup Family Trust is the beneficial and record holder of 250,600 Shares. The Trust's holdings constitute approximately 1.20% of all outstanding Radica Shares. Within the past sixty (60) days, the Pickup Family Trust did acquire the following Shares:

                         PICKUP FAMILY TRUST (All Buys)

Date of Purchase         Shares Acquired          Purchase Price      Cost of Acquisition
----------------         ---------------          --------------      -------------------
    8/28/98                  60,000                   $12.281             $  736,860.00
    8/31/98                  84,600                   $11.881             $1,005,132.60
    9/01/98                   6,000                   $11.625             $   69,750.00

Total Shares acquired: 150,600

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable, no exhibits are to be filed.


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  Sept. 2, 1998                    DITO DEVCAR CORPORATION,
                                        a Nevada corporation


                                        By:  /s/ DAVID B. HEHN
                                             --------------------------------
                                             DAVID B. HEHN, President


                                        DITO DEVCAR LIMITED PARTNERSHIP,
                                        a Nevada limited partnership

                                        By:  GAMEBUSTERS, INC.,
                                             a Nevada corporation
                                             Its:  General Partner



                                             By:  /s/ DAVID B. HEHN
                                                  ----------------------------
                                                  DAVID B. HEHN,
                                                  President

                                        DITO CAREE LIMITED PARTNERSHIP,
                                        a Nevada limited partnership

                                        By:  GAMEBUSTERS, INC.,
                                             a Nevada corporation
                                             Its:  General Partner



                                             By:  /s/ DAVID B. HEHN
                                                  ----------------------------
                                                  DAVID B. HEHN,
                                                  President

                                        TD INVESTMENTS, LLC,
                                        a Nevada limited liability company


                                        By:  /s/ DAVID B. HEHN
                                             --------------------------------
                                             DAVID B. HEHN, Manager

                                        BP VENTURES, LLC,
                                        a Nevada limited liability company


                                        By:  /s/ TIMOTHY R. BUSCH
                                             --------------------------------
                                             TIMOTHY R. BUSCH, Manager

                                        PICKUP CHARITABLE REMAINDER
                                        UNITRUST II


                                        By:  /s/ RICHARD H. PICKUP
                                             --------------------------------
                                             RICHARD H. PICKUP, Trustee

                                        DRP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST, dated
                                        January 29, 1993


                                        By:  /s/ RICHARD H. PICKUP
                                             --------------------------------
                                             RICHARD H. PICKUP, Trustee

                                        TMP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST, dated
                                        January 29, 1993


                                        By:  /s/ RICHARD H. PICKUP
                                             --------------------------------
                                             RICHARD H. PICKUP, Trustee


                                        /s/ RICHARD H. PICKUP
                                        -------------------------------------
                                        RICHARD H. PICKUP, an individual